U. S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                   Form 10-SB/A

                          File No.: __________________

                                 CIK: 0001101217

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                              FAYBER GROUP, INC.
                       ----------------------------------
                 (Name of Small Business Issuer in its charter)


          Nevada                                  84-1521101
State or other jurisdiction of                    IRS Employer ID Number
incorporation or organization

                   234 Columbine, Suite 300B, Denver, CO 80206
                -----------------------------------------------
               (Address of principal executive offices) (Zip Code)

                    Issuer's telephone number: (303) 422-8127


           Securities to be registered under Section 12(b) of the Act:

Title of each class                              Name of each exchange on which
to be so registered                              each class is to be registered

                                 Not Applicable


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

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                                TABLE OF CONTENTS

                                     PART I

                                                                           Page

Item 1.           Business.....................................................3

Item 2.           Management's Discussion and Analysis of Financial Condition
                  and Results of Operations...................................40

Item 3.           Properties..................................................41

Item 4.           Security Ownership of Certain Beneficial Owners and
                  Management..................................................41

Item 5.           Directors and Executive Officers of the Registrant..........42

Item 6.           Executive Compensation......................................46

Item 7.           Certain Relationships and Related Transactions..............47

Item 8.           Description of Securities...................................47


                                     PART II

Item 1.           Market for Registrant's Common Stock and Security Holder
                  Matters.....................................................48

Item 2.           Legal Proceedings...........................................49

Item 3.           Changes in and Disagreements with Accountants on Accounting and Financial Disclosure....................................49

Item 4.           Recent Sales of Unregistered Securities.....................49

Item 5.           Indemnification of Directors and Officers...................50


                                    PART F/S

Financial Statements and Supplementary Data..................................F-1

Signature Page................................................................51

Exhibits, Financial Statement Schedule and Reports on Form 8-K................63

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                                     PART I

Item 1.  Description of Business.

General

Fayber Group, Inc. ("the Company") was incorporated under the laws of the State of Nevada on April 17, 2000, and is in the developmental stage. For the period of inception in 2000 through date hereof, the Company had no revenues or business. The Company has no commercial operations as of date hereof. The Company has no full-time employees and owns no real estate.

The Company has been incorporated in Nevada in April 2000 as a holding company for mortgage broker subsidiaries, which it plans to acquire in the future. The Company has no operations of mortgage broker businesses as of the date of the Registration Statement.

Through itself and its mortgage broker subsidiaries, the Company plans to provide residential mortgage loans to various consumers including "prime" credit borrowers who desire conventional conforming loans and borrowers seeking "sub-prime" loans. Those Borrowers typically have what is referred to in banking as "B," "C," or "D" credit standings that usually indicate a "non-conventional" loan. The Company provides "no-doc" or "reduced-doc" loans to Borrowers. These "no-doc" or "reduced-doc" loans are typically provided to self-employed persons, persons with blemished credit histories, or Borrowers with prime credit ratings who desire to maintain their privacy with regard to their income. Funding for the Company's loans will result from funding from warehouse lines of credit with third party purchasers, which funds the loans the Company originates at the loan closing. The Company will sell its loans with servicing releases and as such does not expect to service any loans at this time itself.

To minimize risk, the Company will employ standard operating procedures that require contact with the Borrower by phone or in person for the Borrower's completion of a loan application and signature on Real Estate Settlement Procedures disclosure documents. The Borrower must also provide a credit release authorization to obtain credit reports and any other documentation required for loan approval. This documentation may include, but is not limited to, bank statements, pay stubs, W-2 forms, tax returns, divorce decrees, property settlements, and proof of self-employment via a business license or a statement from the self-employed's Certified Public Accountant. Further, the Borrower may be required to provide verification of all assets, property ownership, and considerable other documentation required by the secondary purchaser of the loan.

Typically, the Company assembles the borrower information and verifies the Borrower's credit history through Equifax, Trans Union, and Experian TRW. This information is required by the secondary purchaser. Additionally, the Company's risk is reduced by this procedure.

The Company's current business plan is to seek, investigate, and, if warranted, acquire assets or shares of one or more mortgage broker businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has no capital, and it is unlikely that the Company will be able to take advantage of possible

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purchases  which  require  cash.  The  Company  intends  to  seek  opportunities demonstrating the potential of profitable long term revenues.

Sales and Marketing

The Company subsidiaries, if and when acquired, will derive the majority of its loan origination business from referrals by Realtors, real estate sales associates and past customers. A small portion may be derived from referrals by financial planners, builders, architects, and Internet sales.

Management will utilize a strategy of building referral relationships, within the real estate community that consists of:

         * professional, consistent conduct of business practices to position the Company as highly dependable and desirable.
         * utilization of the Company's track record and tenure of service to increase awareness and brand name recognition in its markets.
         * generation of qualified leads and identification of potential new markets through networking in professional associations.

Only a small portion of the Company's business may be derived from advertising. The Company will utilize a multi-media approach designed to produce materials and events that continually prompt recognition of the Company's name and services. By "branding" the Company's services, the Company's referral base may be consistently reinforced with positive images.

The Company will develop marketing and advertising strategies with its loan officers, marketing and advertising coordinator, and Chief Executive Officer. This approach to establishing "brand name" recognition for the Company may be accomplished by the following:

         * gathering mortgage leads through media advertising using local marketing companies who place ads in newspapers, real estate publications, and yellow page directories;
         *        coordination of all  advertising  and  marketing materials "in house";
         *        co-operative ad programs with Realtors and developers;
         * event sponsorship including charitable fund-raising golf tournaments, sports teams, community events, and real estate functions;
         * involvement with affordable housing committees, and alternative energy and energy efficient home agencies.

Revenue

The Company will derive its revenues by generating "loan origination fees" through subsidiaries which are paid by Purchasers of primary and secondary residences and income properties. These fees are typically one percent (1%) of the face amount of the loan. Other revenues include premiums paid by the loan investor to the Company. These premiums are based upon the interest rate of the loan, typically between zero percent (0%) and three percent (3%), and are paid as service release or yield spread premiums. Fees paid by the Borrower to the Company may include processing fees, document preparation fees, and administrative charges.

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The Company  expects to average  approximately  two percent (2.00%) of each loan closed (from the fees and service charges described above) in gross revenues or $2,000 per $100,000 of loans placed.

The Company's mortgage loans when generated, with servicing rights to the loans, may be sold immediately to institutional investors.

Management believes that the expansion of its operations through acquisition of existing in place mortgage operations will result in continued growth.

The Company intends to establish a high standard of service through the use of a quality control procedure manual, employee handbook, written investor guidelines, and professional team orientated approach. Each loan will be reviewed and approved by a senior loan processor. The Company believes that an experienced loan processors will provide it with the infrastructure required to manage and sustain the Company's growth while maintaining high quality of originated loans.

Competition

There are several dominant lenders in any of the markets which may be entered by the Company . these lenders will pose formidable competition due to resources, customer relationships, longevity, and name recognition. Management believes that no single lender will remain the dominant loan originator for the entire region for all types of loans, however such competition could be costly to counter successfully.

Growth Strategy

The Company's growth strategy consists of the following planned initiatives:

To support growth, the Company has four principal business strategy elements.

o Focus primarily on the retail origination channel. This channel allows control of the loan origination process and provides the Company with direct access to sources of mortgages and to the consumer.

o The Company intends to leverage its banker/broker structure in order to consistently offer the consumers low rates on a broad array of mortgage products, and take advantage of the back end profits accrued in being a true mortgage banker.

o It utilizes the base of customers to create portfolio loan transactions. Portfolio servicing, and re-marketing to the customers in the portfolio allows the Company to increase revenues without significant capital investment.

o The Company employs a commission and stock incentive system for loan originators and an incentive compensation system for operations employees that motivates them to maximize loan volume and profitability while simultaneously creating a variable cost structure for the Company which is adaptable to changes in origination volume.

The Company intends to acquire companies with seasoned and talented management and recruit highly skilled employees with mortgage industry experience and seek technologies and process improvements that streamline the origination process to ensure the continuous delivery of superior customer service.

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Public  offering of the stock of the holding  company may be optimally made upon the holding company's origination volume reaching approximately three to ten billion dollars or greater with appropriate pre tax profits.

There is no guarantee the Company will be successful in implementing its growth strategy or if this strategy will result in increased revenue or income to the Company.

At the present time the Company has not identified any specific business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. The Company is filing Form 10-SB on a voluntary basis in order to become a 12(g) registered company under the Securities Exchange Act of 1934. As a "reporting company," the Company may be more attractive to a private acquisition target because it may be listed to trade its shares on the OTCBB.

It is anticipated that the Company's officers and directors will contact mortgage bankers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given that no funds that are available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

The Company does not propose to restrict its search for investment opportunities to any particular geographical area. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would be issued by the Company or purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to result in substantial gains to them relative to their purchase price for such

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stock.  In the  Company's  judgment,  none of its officers and  directors  would thereby become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

Depending upon the nature of the transaction, the current officers and directors of the Company may resign management positions with the Company in connection with the Company's acquisition of a business opportunity. See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in
Management." In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the Company's combination with a business opportunity.

It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

The Company may enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Nevada law to enter into such a transaction if:

1. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

2. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

3. The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the Company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily

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be indicative  of the  potential for the future  because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Company will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for such company's products or services will likely not be established, and such company may not be profitable when acquired.

It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted, to the stockholders for their consideration, either voluntarily by such directors, to seek the stockholders' advice and consent, or because state law so requires.

The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers and directors President, who are not a professional business analysts. See "Management." Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

1. Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

2. The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

3. Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the

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foreseeable  future of  becoming  sufficient  to enable  the  securities  of the
Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 recently adopted by the Securities and Exchange Commission. See "Risk Factors - The Company - Regulation of Penny Stocks."

4. Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

5. The extent to which the business opportunity can be advanced;

6. Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

7. Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

8. The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

9. The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards include the requirements that the issuer of the securities that are sought to be listed have and net assets of at least $4,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals, if and when any are received, and the selection of a business opportunity may take several months or more.

The Company has no business proposals under consideration as of the date of this registration statement.

Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the

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business  opportunity  containing  such  items  as a  description  of  products,
services  and  company  history;   management  resumes;  financial  information;
available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a
financial  plan  of  operation  and  estimated  capital  requirements;   audited
financial  statements,  or  if  they  are  not  available,  unaudited  financial
statements,   together  with  reasonable   assurances  that  audited   financial
statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

There are no loan arrangements or arrangements for any financing whatsoever relating to any business opportunities.

Form of Acquisition

It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures

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and other contractual  arrangements.  The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization.
Implementing   such   structure  may  require  the  merger,   consolidation   or
reorganization of the Company with other corporations or forms of business organization, and although it is likely, there is no assurance that the Company would be the surviving entity. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See "Description of Business - General").

It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

As a general matter, the Company anticipates that it, and/or its officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

In all probability, upon completion of an acquisition or merger, there will be a change in control through issuance of substantially more shares of common stock. Further, in conjunction with an acquisition or merger, it is likely that management may offer to sell a controlling interest at a price not relative to or reflective of any value of the shares sold by management, and at a price which could not be achieved by individual shareholders at the time.

Investment Company Act and Other Regulation

The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

Section 3(a) of the Investment Act contains the definition of an "investment company," and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). The Company intends to implement its business plan in a manner which will result in the availability of this exception from the definition of "investment company." Consequently, the Company's participation in a business or opportunity through the purchase and sale of investment securities will be limited.

The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

Any securities which the Company might acquire in exchange for its Common Stock are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

An  acquisition  made by the Company may be in an industry which is regulated or
licensed  by  federal,   state  or  local  authorities.   Compliance  with  such
regulations can be expected to be a time-consuming and expensive process.

Competition

The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities. The Company also will possibly experience competition from other public "Blank Check" companies, some of which may have more funds available than does the Company.

No Rights of Dissenting Shareholders

The Company does not intend to provide Company shareholders with complete disclosure documentation including audited financial statements, concerning a possible target company prior to acquisition, because Nevada Business Corporation Act vests authority in the Board of Directors to decide and approve matters involving acquisitions within certain restrictions. If any transaction is structured as an acquisition, not a merger, with the Registrant being the parent company and the acquiree being merged into a wholly owned subsidiary, a shareholder will have no right of dissent under Nevada law.

Administrative Offices

The Company currently maintains a mailing address at 234 Columbine, Suite 300B, Denver, CO 80206 which is the office address of its President. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

Employees

The Company is a development stage company and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities. Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of, the Company's officers prior to, or in conjunction with, the completion of a business acquisition for services actually rendered, if for. See "Executive Compensation" and under "Certain Relationships and Related Transactions."

BUSINESS PLAN RISKS

In addition to the other information included or incorporated by reference in this report, the following business risk factors should be considered carefully in evaluating the Company and its business. This report contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited, but are not limited to, those discussed in here and elsewhere in this report. The discussion of the Company's Business Plan incorporates management's current best estimate and analysis of the potential market, opportunities and difficulties that face the Company. There can be no assurances that the underlying assumptions accurately reflect the Company's opportunities and potential for success. Competitive and economic forces make forecasting of revenues and costs extremely difficult and unpredictable.

RISKS RELATED TO ACQUISITION STRATEGY

A key element of the Company's growth strategy is to expand its operations through selective acquisitions of independent mortgage brokers and bankers. Since substantial competition exists for acquisition opportunities in the mortgage industry which could result in an increase in the price of, and a decrease in the number of, attractive acquisition targets, the Company may not be able to successfully acquire attractive targets on terms that are deemed acceptable. In addition, there is no assurance that the Company will be able to obtain the additional financing it may need for its acquisition program on terms that are deemed acceptable. Acquisitions may also involve a number of special risks, including adverse short-term effects on results of operations, dilution resulting from issuances of common stock, diversion of management's time, strain on financial and administrative infrastructure and unanticipated legal liabilities. There is no assurance that the Company will be able to overcome these acquisition risks.

The Company's growth strategy for the foreseeable future is based primarily upon the expansion of its business goals. There can be no assurance that the Company will achieve its expansion in a timely and cost-effective manner or, if achieved, that the expansion will result in profitable operations. The failure of the Company to succeed in its expansion may have a materially adverse effect on the Company's business, prospects, financial condition and results of operations.

In the acquisition of mortgage bankers and brokers the Company may underestimate the liabilities of one of the target companies which may negatively impact its ability to operate under a projected budget, or operate profitably at all.

The Company's growth strategy, whether or not successful, is expected to place a significant strain on the Company's limited managerial, operational and financial resources. The Company intends to expand its operational and financial systems and will be required to attract and retain additional experienced personnel. The Company faces competition for such personnel from other financial institutions and more established organizations, many of which have significantly larger operations and greater financial, marketing, human and other resources than the Company. There can be no assurance that the Company will be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms, or at ail. In the event that the Company is not successful in attracting and retaining such personnel, the Company's business, prospects, financial condition, and results of operations will be materially adversely affected. The failure to manage growth effectively and to integrate new executives and other skilled personnel may adversely affect the Company's business, prospects, financial condition and results of operations.

UNCERTAINTY OF WAREHOUSE FINANCING SOURCES

Funding for the Company's future mortgage banking activities will be provided primarily through financial institutions. The Company's business plan entails, and depends in part on the Company's ability to establish credit facilities and negotiate additional credit facilities for the funding of mortgage loans in the secondary market.

There can be no assurance that any Company credit facilities will be established, or if established that the terms will be favorable to the Company. Furthermore, there can be no assurance that credit lines will be available, or if available, that the terms will be favorable to the Company.

The Company's future Warehouse Facility will provide for acceleration upon default by the Company. Any such acceleration would have a materially adverse affect on the operations and business of the Company.

The Company's currently has no existing collateralized Borrowing Agreement for a warehouse line of credit in any amount. Borrowings for a future warehouse line will be repaid with the proceeds received by the Company from the sale of its originated loans to institutional investors. Any commitment by the Warehouse Facility is dependent upon numerous factors and at the sole discretion of the Warehouse Facility. The Company's collateralized Borrowing Agreement with any warehouse lender may be terminable by the lender at any time without cause, upon thirty 30) days notice to the Company.

Additionally, the Warehouse Facility may demand immediate repayment of all outstanding debt should their funding be affected by the Warehouse Facility's lender. As such, there is no guarantee that funds will be extended by the a Warehouse Facility for mortgages originated by the Company. Unavailability of funding on terms favorable to the Company, or at all, would have an adverse effect on the Company's business and financial condition.

The Company seeks to generate revenue and positive cash flow by regularly selling for cash, at a premium, its originated loans to institutional investors. There can be no assurance that such investors will continue to purchase loans or that they will be willing to purchase loans on terms similar to which they have historically purchased such loans. There can be no assurance that such purchasers will continue to purchase the Company's loans and to the extent that the Company could not successfully replace such loan purchasers, the Company's business, prospects, financial condition and results of operations could be materially and adversely affected. Further, adverse conditions in the mortgage-backed securitization market could negatively impact the ability of the Company to complete loan sales, as many of the Company's loan purchasers securitize the loans they purchase from the Company. Principals of the Company may be required to give a personal guarantee for the full amount of the Warehouse Facility.


NEED FOR ADDITIONAL FINANCING

If the Company is required to seek additional capital in order to acquire businesses, operate or maintain or obtain increases in its Warehouse Facility, such additional capital may be raised by the offering of shares, which may result in dilution to the existing shareholders. To date, the Company has made no attempts to identify possible sources of any future funding and has no commitments for any future funding. There can be no assurance that the Company will be able to obtain additional capital in the future. The type, timing and terms of such funding, if it is available at all, will be determined by prevailing conditions in the financial markets and the Company's financial condition, among other factors. If the Company requires, but is unable to obtain additional capital, it may be required to significantly curtail or cease its activities.


MARKET RISK

Interest rate movements significantly impact the volume of closed loans. Interest rate movements represent the primary component of market risk to the Company. In a higher interest rate environment, borrower demand for mortgage loans, particularly refinancing of existing mortgages, declines. Interest rate movements affect the interest income earned on loans the Company holds for sale in the secondary market, interest expense on warehouse lines, the value of mortgage loans held for sale in the secondary market and ultimately the gain on the sale of those mortgage loans. In addition, in an increasing interest rate environment, the volume of mortgage loans that originated declines.

The Company intends to originate mortgage loans and manage the market risk related to these loans by pre-selling them on a "best efforts" basis to the anticipated secondary market investors at the same time that the Company establishes the borrowers' interest rates. If delivery of mortgage loans within the time frames established by the secondary market investors can be made, the Company has no interest rate risk exposure on those loans. However, if the loan closes but cannot be delivered within those time frames, and if interest rates increase, the Company may experience a reduced gain or may even incur a loss on the sale of the loan.

DEPENDENCE ON WAREHOUSE FINANCING SOURCES- IF THE COMPANY IS UNABLE TO MAINTAIN ADEQUATE FINANCING SOURCES, THE ABILITY TO ORIGINATE AND FUND MORTGAGE LOANS WILL BE IMPAIRED AND THE REVENUES WILL SUFFER.

The ability to fund mortgage loans depends to a large extent upon the ability to secure financing on acceptable terms. Loans are funded in part through large lines of credit known as warehouse lines of credit, or under collateralized loan repurchase agreements. Several commercial banks and institutional investors provide these funding sources. Most of these financing arrangements have one-year terms and some are cancelable by the lenders at any time.

If the Company is not successful in obtaining or in arranging new financing with terms on favorable terms, it may be unable to commence origination and funding activities, which would prevent revenue.

All of the financing arrangements to fund mortgage loans are subject to financial covenants and other restrictions. Because the Company is actively investing in growth, at times it may be in default under those covenants and restrictions and rely on waivers from the various lenders. If it is unable to operate within the covenants or obtain waivers, all amounts owed under the financing arrangements could become immediately payable. The termination of a financing arrangement by a lender, or the acceleration of the debt, would have a significant negative effect on the Company's business.

Funding for the Company's mortgage banking activities are to be provided primarily through financial institutions. The business depends in part on the Company's ability to obtain credit facilities and negotiate additional credit facilities for the funding of mortgage loans in the secondary market.

There can be no assurance that the Company will obtain any credit facilities, or if obtained that the terms will be favorable to the Company. Furthermore, there can be no assurance that additional credit lines will be available, or if available, that the terms will be favorable to the Company.

The Company contemplates having Collateralized Borrowing Agreements consisting of several warehouse lines of credit by the Warehouse Facility to allow the Company to finance its mortgage banking operations. These borrowings will be repaid with the proceeds received by the Company from the sale of its originated loans to institutional investors. Any commitment by the Warehouse Facility is dependent upon numerous factors and at the sole discretion of the Warehouse
Facility. The Company's collateralized Borrowing Agreement with a warehouse lender may be terminated by the lender at any time without cause, upon thirty
(30) days notice to the Company. Additionally, the Warehouse Facility may demand immediate repayment of all outstanding debt should their funding be affected by the Warehouse Facility's lender. As such, there is no guarantee that funds will be extended by a Warehouse Facility for mortgages originated by the Company. Unavailability of funding on terms favorable to the Company, or at all, would have an adverse effect on the Company's business and financial condition.

The Company seeks to generate revenue and positive cash flow by regularly selling for cash, at a premium, its originated loans to institutional investors. There can be no assurance that such investors will continue to purchase loans or that they will be willing to purchase loans on terms similar to which they have historically purchased such loans. There can be no assurance that such purchasers will continue to purchase the Company's loans and to the extent that the Company could not successfully replace such loan purchasers, the Company's business, prospects, financial condition and results of operations could be materially and adversely affected. Further, adverse conditions in the mortgage-backed securitization market could negatively impact the ability of the Company to complete loan sales, as many of the Company's loan purchasers securitize the loans they purchase from the Company. Principals of the Company may be required to give a personal guarantee for the full amount of the Warehouse Facility.

ANTICIPATED FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

Several factors affecting the Company's business can cause significant variations in its quarterly results of operations. These factors include variations in the volume of the Company's loan origination; the differences between the Company's cost of funds under a Warehouse Facility and the average interest rates of originated loans; the inability of the Company to complete significant loan sales transactions. A delay in closing loan sales transactions during a particular quarter would postpone recognition of revenue on the sale of those loans. In addition, unanticipated delays in closing particular loan sales would also increase interest expense and the Company's exposure to interest rate fluctuations by lengthening the period during which its variable rate borrowings under Warehouse Facilities are outstanding. If the Company were unable to sell a sufficient number of its loans in a particular reporting period, the Company's revenues for such period would decline, resulting in lower net income and possibly a net loss for such period, which could have a materially adverse effect on the Company's result of operations and financial condition. The Company's expense levels have been established in large part due to its current expectations for future revenues and its expected development and marketing requirements. In the event market demand and revenues do not meet expectations, the Company may be unable to adjust its spending levels on a timely basis to compensate for unexpected revenue shortfalls. In addition, the Company's operating expenses will increase substantially in certain periods, and the Company currently anticipates that its operating expenses will continue to increase substantially for the foreseeable future as the Company continues to develop and market its initial products and services, increases its marketing and sales activities, creates and expands the distribution channels for its services, and broadens its customer support capabilities. There can be no assurance that revenues will increase significantly as required for the Company to attain profitability, or at all. Any material shortfall of demand for the Company's products and services in relation to the Company's expectations would have material adverse effect on the Company's business and financial condition and could cause significant fluctuations in the Company's results of operations.

The Company expects its future operating results over both the short and the long term will be subject to annual and quarterly fluctuations due to several factors, many of which are beyond the control of the Company, including, among others, (i) market acceptance of Internet commerce in general and the concept of conducting real estate transactions electronically in particular, (ii) fluctuating market demand for the Company's products and services including the rate of sales and refinancing of residential real estate, (iii) fluctuations of mortgage loan interest rates, (iv) the degree of acceptance of the Internet as a provider of homeownership related-services, (v) the timing and effectiveness of collaborative marketing efforts initiated by the Company's strategic partners,
(vi) the timing of the introduction of new products and services offered by the Company, (vii) the timing of the release of enhancements to the Company's products and services, (viii) product introductions and service offerings by the Company's competitors, (ix) termination of any strategic alliances on agreements with key service providers, such as Fannie Mae, or Freddie Mac, (x) the timing and rate at which the Company increases its expenses to support projected growth, (xi) the cost of compliance with applicable federal and state government regulations, (xii) competitive conditions in the Company's marketplace, and
(xiii) general economic conditions. Due to the foregoing factors, among others, it is possible that the Company's future quarterly or annual operating results from time to time will not meet the expectations of market analysts or investors, which may have a material adverse effect on the price of the Company's Common Stock.

EARLY MORTGAGE LOAN PAYMENT DEFAULTS MAY CAUSE LOSSES.

If borrowers default in the first few months after the loan is originated, the Company may be required to repurchase those loans from the secondary market investors to whom the Company sold those loans. The Company may not be able to resell those loans in the secondary market. The Company's financial performance may be adversely affected during economic downturns when the frequency of loan defaults tends to increase.

ECONOMIC CONDITIONS

Residential mortgage loans compromise 100% of the loans originated by the Company. As such all of the Company's future revenue is expected to come from residential mortgage loans. The Company's business will be adversely affected by periods of economic slowdown or recession, which may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values results in increased loan-to-value ratios thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. To the extent that prospective borrowers do not meet the Company's underwriting criteria, the volume of loans originated by the Company could decline. A decline in loan origination volumes could have a materially adverse effect on the Company's business, prospects, financial condition and results of operations. Changes in the level of consumer confidence, real estate values, prevailing interest rates and investment returns expected by the financial community could make mortgage loans of the types whether developed or purchased, serviced and sold, by the Company, less attractive to borrowers or investors because among other things the actual rates of delinquencies and foreclosures on such loans could be higher under adverse economic conditions than those currently experienced in the mortgage lending industry in general.

POSSIBLE ENVIRONMENTAL LIABILITIES

It is possible that the Company may foreclose on properties securing its mortgage loans. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or chemical releases at such property and may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and clean up costs incurred by such parties in connection with the contamination. Liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. Although the Company has not incurred any losses as a result of liabilities under environmental laws, there can be no assurance that the Company will not experience such losses in the future. Such liabilities may not be covered by insurance.

IF THE COMPANY IS UNABLE TO COMPLY WITH MORTGAGE BANKING RULES AND REGULATIONS, THE ABILITY TO ORIGINATE AND FUND MORTGAGE LOANS MAY BE RESTRICTED.

The mortgage banking business is subject to the rules and regulations of various federal, state and local regulatory agencies in connection with originating, processing, underwriting and selling mortgage loans. These rules and regulations, among other things, impose licensing obligations, prohibit discrimination, establish underwriting guidelines and mandate disclosures and notices to borrowers. The Company also is required to comply with each regulatory entity's financial requirements. If the Company does not comply with these rules, regulations and requirements, the regulatory agencies may restrict the ability to originate and fund mortgage loans.

The Company also must comply with state usury laws. If it fails to comply with these laws, the states can impose civil and criminal liability and restrict the ability to operate in those states. In addition, secondary market investors may demand indemnification or require us to repurchase loans sold in the secondary market. The Company also may be subject to class action lawsuits for usury violation. Any of these events could impair the Company's ability to originate and fund loans, which would prevent revenues.

CHANGES IN REGULATORY REQUIREMENTS OR THE INTERPRETATIONS OF THOSE REQUIREMENTS COULD INCREASE THE COSTS OF DOING BUSINESS OR OTHERWISE HURT FINANCIAL PERFORMANCE.

Regulatory and legal requirements are subject to change and may become more restrictive, making its compliance more difficult or expensive or otherwise restricting the ability to conduct company business if any is developed or acquired. Changes in these regulatory and legal requirements could increase the Company's costs of doing business.

Many states prohibit non-employees of a licensed mortgage company from conducting business under that licensed mortgage company's name. Divisions or subsidiaries of the Company may often use the Company to provide back office functions, such as processing and underwriting. Because providing these back office services is a relatively new concept in the industry, most state regulations do not specifically address the provision of back office services. As state regulators become more familiar with these practices, it is possible that they may interpret current regulations or enact new regulations to restrict the ability to perform these back office services for divisions or subsidiaries, either of which would adversely affect the Company's financial performance.

IF THE COMPANY FAILS TO MAINTAIN MORTGAGE BANKING AUTHORITY IN THE STATES WHERE IT DOES BUSINESS, IT MAY INCUR LIABILITY.

If the Company fails to establish and maintain licensing approvals and exemptions in business jurisdictions, it may incur liability and may be unable to transact business in those jurisdictions.

The Company does not have license applications pending in any states.

Some states require prior approval before a change of control of company occurs. Because the Company anticipates being a public company in the future, it may not have advance notice of a change of control occasioned by a stockholder's purchase of its stock in the open market. It also will not be able to control who purchases voting stock in the open market. If any person holding 10% or more of the stock fails to meet a state's criteria, or refuses to comply with state regulatory requirements, the Company could lose its authority to originate mortgage loans in that state, which could hurt the business, results of operations and financial condition.

A DISCONTINUATION OR REDUCTION IN SECONDARY MARKET PROGRAMS WOULD HURT FINANCIAL PERFORMANCE.

The ability to sell mortgage loans to institutional investors in the secondary market is largely dependent upon the continuation of programs administered by Fannie Mae, Freddie Mac, Ginnie Mae and private mortgage investors. These entities facilitate the sale of mortgage loans and mortgage-backed securities through the secondary market. Any discontinuation of or reduction in the operation of those programs or any significant impairment of the Company's eligibility to participate in those programs would hurt the Company's financial performance. Also, any significant adverse change in the secondary market level of activity or the underwriting criteria of Fannie Mae, Freddie Mac, Ginnie Mae or other private mortgage investors would reduce potential revenues.

IF THE ECONOMIES OF CERTAIN STATES WHICH EXPERIENCE HIGHER QUALITY MORTGAGE ORIGINATION EXPERIENCE A DOWNTURN, THE BUSINESS MAY BE SIGNIFICANTLY AFFECTED.

Although the Company expects its mortgage loan business to have a greater national scope in the future, the Company's short-term results of operations and financial condition will be negatively affected by poor economic conditions those states in which it intends to acquire companies and originate mortgage loans, particularly in their residential real estate markets.

In addition, despite the implementation of network security measures, the Company's servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with its computer systems.

The Company does not carry sufficient insurance to compensate for losses that may occur as a result of any of these events.

RELIANCE ON THIRD PARTIES FOR DEVELOPMENT AND MAINTENANCE OF INDUSTRY STANDARD SOFTWARE MAY PUT THE COMPANY AT RISK FOR INTERRUPTIONS OR SLOW DOWNS IN BUSINESS.

The Company's products and services rely on software licensed by third parties. If the Company has to replace third-party software, the business could suffer during the replacement period.

The Company believes there are other sources for most of the specialized software it uses through these licenses and that it could replicate the functionality of this software. However, because the Company licenses from third parties industry standard software products that cannot be replicated, it depends on those third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis, and respond to emerging industry standards and other technological changes.

RISKS OF MORTGAGE LENDING TO SUB-PRIME BORROWERS

The Company's mortgage lending activities include mortgage loan originations for "B," "C," "D" or "sub-prime" credit classified borrowers. Loans made to such borrowers may entail a greater risk of delinquency and greater losses than those loans made to borrowers who utilize conventional mortgage sources.
Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Although the Company sells these mortgages (as well as other mortgages) to investors usually on a non-recourse basis (thereby limiting its risk of delinquency or default) at prices which reflect the credit risk associated with such borrowers, any sustained period of increased delinquencies, foreclosures or losses on such loans after tile loans are sold could adversely affect the pricing of the Company's future loan sales and/or the willingness of investors to purchase such loans from the Company or in the general future, which could have an effect on the Company's financial condition.

GEOGRAPHIC CONCENTRATION OF OPERATIONS

The Company's business, prospects, financial condition and results of operations are dependent, in part, upon general trends in the economy and the residential real estate market in regions where it may operate.

The Company's results of operations and financial condition are dependent upon general trends in the markets in which concentrations exist and more specifically, their respective residential real estate markets. Such a decline may adversely affect the values of properties securing the Company's loans such that the principal balances of such loans together with any primary financing on the mortgaged properties may equal or exceed the value of the mortgaged properties, making the Company's ability to recover losses in the event of a borrower's default extremely unlikely. There are also uninsured disasters that may adversely impact borrowers' ability to repay loans made by the Company and the value of collateral underlying such loans, which could have a materially adverse effect on the Company's results of operations and financial condition.

COMPETITION

The Company faces intense competition in all aspects of its proposed mortgage banking/brokerage business. The Company may compete with numerous financial intermediaries, such as other mortgage banking companies, commercial banks, savings associations, credit unions, loan brokers and insurance companies in the origination of mortgage loans. Competition can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels and interest rates charged to borrowers. Among other things, competition may be affected by fluctuations in interest rates and general economic conditions although the Company believes that it is competitive in these areas. There can be no assurance that the Company will be able to compete effectively in this highly competitive industry, which could materially adversely affect the Company's business, prospects, financial condition, and results of operations.

The potential level of gains realized by the Company and its competitors on the origination and sale of sub-prime mortgage loans could attract additional competitors into this market. Further, there are low barriers to entry in the Company's market and these low barriers to entry permit new competitors to enter this market quickly and compete with the Company's business.

Additional competition may lower the rates that the Company may charge borrowers, thereby potentially lowering the gain on future loan sales. Increased competition may also reduce the volume of the Company's loan originations and loan sales and increase the demand for the Company's experienced personnel. The Company also faces a risk that their personnel will seek employment with a competitor of the Company.

STATES MAY LEGISLATE TO LIMIT FEES CHARGED BY MORTGAGE ENTITIES

In the course of consumer protection legislation individual states may enact legislation which may limit the amount and type of fees charged to borrowers in the mortgage loan process. Such limitations may cause the Company's income to decrease greatly.

COMPETITORS IN THE MORTGAGE BANKING MARKET ARE OFTEN LARGER, MORE EXPERIENCED AND HAVE GREATER FINANCIAL RESOURCES, WHICH WILL MAKE IT DIFFICULT FOR THE COMPANY TO SUCCESSFULLY COMPETE.

The Company may compete with other mortgage banking companies, commercial banks, savings associations, credit unions, insurance companies and other financial institutions in every aspect of business. Many of these companies and financial institutions are larger, more experienced and have greater financial resources. Accordingly, the Company may not be able to successfully compete in the mortgage banking market. Competitors may be able to respond more quickly to take advantage of new or changing opportunities, technologies and customer requirements. They also may be able to undertake more extensive promotional activities, offer more attractive terms to borrowers and adopt more aggressive pricing policies.

CYCLICAL INDUSTRY

The residential real estate and mortgage business is dependent upon the sale and refinancing of residential real estate as well as on mortgage loan interest rates and is, therefore, a cyclical industry. Shifts in the economy, as well as in residential real estate values, generally affect the number of home sales and new housing start. The demand for mortgage loan financing increases as the frequency of home sales increases. Declining interest rates generally increase mortgage loan financing activity as homeowners refinance existing mortgage loans to obtain more favorable interest rates. Rising interest rates, in contrast, discourage refinancing activities and generally reduce the number of home sales that occur. Any large fluctuation in interest rates or adverse change in general economic conditions, both of which are outside the Company's control, could have a material adverse impact upon the Company's business, financial condition and results of operations.

The  effect of  interest  rate  changes  tends to be  greater  on the market for refinancing  loans  than  they  are on the  market  for  purchase  loans,  since
refinancing  a  mortgage  loan  is  voluntary  and  motivated   primarily  by  a
homeowner's desire to lower its financing costs, whereas home purchasers are motivated by a need or desire for a new home. Accordingly, the annual volume of new home acquisition loans is relatively stable, whereas the annual volume of new mortgage refinance loans is quite volatile. There can be no assurance regarding future interest rate trends, their impact on the Company's business, or the Company's ability to manage its business mix. In addition, a major thrust of the Company's business strategy is developing relationships with realtors, which is intended to provide a more stable flow of purchase financing. The Company's failure to anticipate or make timely adjustments in its business strategies to compensate for fluctuations in interest rates in the future, or to establish strong relationships with realtors could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON LENDERS AS A MORTGAGE BROKER

Lenders that the Company may represent as mortgage broker are under no obligation to continue their relationship with the Company or to make loans to any potential borrower presented to them by the Company or its affiliates. While the Company maintains relationships with several lenders, most of the loans originated by the Company are originated through a small subset of these lenders. The Company believes that if and when other lenders offer comparable terms, the sources of loans will shift accordingly. If lenders with the most competitive terms do not continue to accept loans originated by the Company or its affiliates, the Company's business, financial condition and results of operations could be materially adversely affected. Some lenders have attempted to enter into agreements with the Company that would require the Company to repurchase certain mortgage loans funded by such lenders in the event of fraud by the Company or the discovery of misrepresentations or inaccuracies in borrowers' loan applications.

POTENTIAL LIABILITIES TO BORROWERS

Borrowers could claim to have suffered adverse financial effects from utilization of the Company's products and services. The most common instance of complaint in the industry occurs when a borrower fails to lock in an interest rate and, at the time of the closing of the transaction; the available rate has increased from the rate available at the time of application. While assessment of such claims is highly subjective, there have been a few instances where it is considered possible that the borrower had not been made sufficiently aware of the possibility of rate increases and the protection afforded by a rate lock. In these instances, the Company resolved the matter to the borrower's satisfaction by discounting its fees. There can be no assurance that there will not be similar situations in the future, or that the Company will be able to successfully resolve such situations. Any failure by the Company in the future to successfully resolve such situations could have a material adverse effect on the Company's business, financial condition and results of operations.

THE PRACTICE OF HAVING LENDERS PAY MORTGAGE BROKERS HAS BEEN, IS BEING, AND MAY CONTINUE TO BE LITIGATED

Numerous lawsuits seeking class certification have been filed against mortgage lenders alleging that certain direct and indirect payments to mortgage brokers by those lenders violate the Real Estate Settlement Procedures Act ("RESPA"). These lawsuits have generally been filed on behalf of a purported nationwide class of borrowers and allege that various forms of direct and indirect payments to mortgage brokers are referral fees or unearned fees prohibited under RESPA, or that consumers were not informed of the brokers' compensation, in violation of law. Several federal district courts construing RESPA in these cases have reached conflicting results. In the only appellate decision addressing the issue to date, the United States Court of Appeals for the Eleventh Circuit in CULPEPPER V. INLAND MORTGAGE CORPORATION reversed the lower court's summary judgment in favor of the lender defendant on the grounds that the lender had failed to establish that the indirect payment in the form of a "yield spread premium" made to a broker in a particular transaction was not a referral fee prohibited by RESPA. The case was remanded to the district court for further proceedings. HUD, acting upon Congress' direction, issued a policy statement in January 1999 setting forth its position that the legality of lender payments to mortgage brokers depends on a case-by-case analysis that takes into consideration all direct and indirect compensation received by the mortgage broker to determine whether (1) goods or facilities have been actually furnished or services performed for the compensation paid, and (2) the compensation is reasonably related to the value of the goods or facilities actually furnished or services actually performed.

The Company receives various forms of direct and indirect payments from lenders for loans it brokers. If the pending cases on lender payments to brokers are ultimately resolved against the lenders, it may cause an industry-wide change in the way independent mortgage brokers are compensated. In addition, future legislation, regulatory interpretations or judicial decisions may require the Company to change broker compensation programs or subject the Company to material monetary judgments or other penalties. Any changes or penalties may have a material adverse effect on the Company business and results of operations. For a more detailed description of government regulation, please refer to "Government Regulation."

GOVERNMENT REGULATION

The Company's business is subject to extensive and complex rules and regulations of, and examinations by various federal, state and local government authorities. These rules and regulations impose obligations and restrictions on the Company's loan originations and credit activities. In addition, these rules limit the interest rates, finance charges and other fees the Company may assess, mandate extensive disclosure to the Company's customers, prohibit discrimination and impose multiple qualifications and obligations on the Company. The Company's loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted. The Company's lending activities are also subject to various federal laws, including the Federal Truth-in-Lending Act and Regulation Z promulgated thereunder, the Homeownership and Equity Protection Act of 1994, the Federal Equal Credit Opportunity Act and Regulation B promulgated thereunder, the Fair Credit Reporting Act of 1970, the Real Estate Settlement Procedures Act of 1974 and Regulation X promulgated thereunder, the Fair Housing Act, the Home Mortgage Disclosure Act and Regulation C promulgated thereunder and the Federal Debt Collection Practices Act, as well as other Federal and State statutes and regulations affecting the Company's activities.

These rules and regulations, among other things, impose licensing obligations on tile Company, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on prospective borrowers, regulate assessment, collection, foreclosure and claims handling, regulate investment and interest payments on escrow balances, regulate payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status by the banking regulators of the various state governments where the Company operates, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions by federal and state governmental agencies.

Although the Company believes that it has systems and procedures to insure compliance with these requirements and believes that it is currently in compliance in all material respects with applicable federal, state and local laws, rules and regulations, there can be no assurance of full compliance with current laws, rules and regulations or that more restrictive laws, rules and regulations will not be adopted in the future that could make compliance substantially more difficult or expensive. In the event that the Company is unable to comply with such laws or regulations, its business, prospects, financial condition and results of operations may be materially adversely affected.

Members of Congress, government officials and political candidates have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantage of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a materially adverse effect on the demand for mortgage loans of the kind offered by the Company.

A DELAY IN THE RECEIPT OF SERVICES FROM THIRD PARTIES MAY REDUCE REVENUES.

The Company may rely on third party sources for some of the information used in the mortgage loan underwriting process, including credit reports, appraisals and title searches. Any interruptions or delays in obtaining these services may cause delays in processing and closing of mortgage loans, which could create customer dissatisfaction and injure market position, if any is ever established.

DELINQUENCY AND FORECLOSURE PORTFOLIO

A portion of the loans granted by the Company may include loans that develop payment delinquencies. Although the Company plans to perform extensive due diligence procedures at the time loans are granted the risk of continuing or recurrent delinquency remains. The Company will assume substantially all risk of loss associated with its lending practices in the case of foreclosure should the secondary purchaser default on its repurchase obligations. This risk includes the cost of the foreclosure, the loss of interest, and the potential loss of principal to the extent that the value of the underlying collateral is not sufficient to cover the Company's investment in the loan.

INTEREST RATE RISKS-NET INTEREST INCOME MAY BE REDUCED BY FLUCTUATIONS IN INTERMEDIATE-TERM AND SHORT-TERM INTEREST RATES AND HAVE NEGATIVE EFFECTS ON ASSET AND LIABILITY MANAGEMENT

The Company's earnings depend in part upon the level of its net interest income. Net interest income is the difference between the interest income received from interest-earning assets and the interest expense incurred in connection with interest-bearing liabilities. Accordingly, the Company is vulnerable to an increase in interest rates to the extent that its interest-earning assets, such as mortgage loans, have longer effective maturities than, or do not adjust as quickly as, its interest-bearing liabilities. Under such circumstances, material and prolonged increases in interest rates generally would materially and adversely affect net interest income and the value of interest-earning assets, while material and prolonged decreases in interest rates generally would have a favorable effect on net interest income and the value of interest-earning assets.

When intermediate-term interest rates approach or sink below short-term interest rates, the Company's net interest income is reduced or it suffers net interest losses. The Company earns net interest income or suffers net interest losses from the time it funds a mortgage loan until it is delivered to an investor in the secondary market. That time period generally consists of 25-40 days. Whether the Company earns net interest income or suffers net interest losses depends on the difference between the interest rates on mortgage loans funded and the interest rates on the money the Company borrows to fund those mortgage loans.

Fluctuating interest rates also may affect the net interest income earned by the Company resulting from the difference between the yield to the Company on mortgage loans held prior to sale and the interest paid by the Company for funds advanced under the Company's warehouse lines of credit to purchase such mortgage loans. The process of balancing the maturities of the Company's assets and liabilities necessarily involves estimates as to how changes in the general level of interest rates will impact the yields earned on assets and the rates paid on liabilities. These estimates may prove to be inaccurate.

The interest rates on mortgage loans the Company funds are affected by intermediate-term rates in the United States. The interest rates on the money the Company borrows to fund mortgage loans are affected by short-term rates based on the London Interbank Offered Rate (LIBOR) and other financial indices. If the intermediate-term rates in the United States approach the LIBOR rate, the net interest income is reduced or the Company suffers net interest losses.

In general, when the Company establishes an interest rate at the origination of a mortgage loan, it attempts to contemporaneously lock in an interest yield to the institutional investor purchasing that loan from the Company. By quickly selling these mortgage loans, the Company limits its exposure to interest rate fluctuations. However, the operations and profitability of the Company are likely to be adversely affected during any period of unexpected or rapid changes in interest rates. For example, a substantial or sustained increase in interest rates could adversely affect the ability of the Company to originate loans. While the Company monitors the interest rate environment, there can be no assurance that the profitability of the Company would not be adversely affected during any period of changes in interest rates.

GAINS AND LOSSES ON SALES OF MORTGAGE LOANS IN THE SECONDARY MARKET ARE AFFECTED BY RISING INTEREST RATES AND ANY HEDGING STRATEGY THE COMPANY MAY IMPLEMENT MAY NOT OFFSET THE RISK.

The ability to generate net gains on the sale of loans in the secondary market may be adversely affected by increases in interest rates. The Company typically will establish interest rates on mortgage loans originated at the same time it obtains commitments from the anticipated purchasers of the loans. The mortgage loan purchase commitments obtained are contingent upon delivery of the loans to the purchasers within specified periods. If the Company is unable to deliver closed loans on time and interest rates increase, it may experience no gain, or even a loss, on the sale of these loans. The Company currently does not use derivative financial instruments to hedge these risks and are therefore exposed to losses caused by rising interest rates.

Management is currently evaluating hedging strategies to protect us against this risk. Hedging strategies involve buying and selling mortgage-backed securities so that if interest rates increase and the Company expects to suffer a loss on the sale of those loans, the buying and selling of mortgage-backed securities will offset the loss. An effective hedging strategy is complex and no hedging strategy can completely eliminate risk. To the extent that the Company implements a hedging strategy but is unable to effectively match purchases and sales of mortgage-backed securities with the sale of the loans originated, its gain on sales of mortgage loans may be reduced.

IF THE COMPANY ADOPTS A HEDGING STRATEGY, IT MAY ALSO CHANGE THE WAY THE COMPANY SELLS LOANS IN THE SECONDARY MARKET, WHICH WOULD EXPOSE IT TO LOSSES IF INTEREST RATES DECLINE SHARPLY.

If the Company adopts a hedging strategy to manage its risks, it may also begin selling more loans on a mandatory delivery basis. Selling on a mandatory delivery basis means the Company is required to sell the loans to a secondary market investor at a price agreed upon, regardless of whether the loans close. This strategy potentially generates greater revenue because secondary market investors are willing to pay more for this type of commitment. However, it also exposes the Company to greater losses if interest rates decline sharply and borrowers choose not to close on the higher interest rate loans that are promised them prior to the decline in interest rates.

Any hedging strategy adopted would help manage the risk of selling loans on a mandatory delivery basis. However, as with hedging strategies to protect against rising interest rates, no hedging strategy is perfect. To the extent that the Company is unable to effectively match purchases and sales of mortgage-backed securities with the sale of the loans originated, the greater risks associated with loans sold on a mandatory delivery basis may cause the Company to lose money on the sale of those loans.

PIPELINE LOAN RISKS

The Company may sell, at any given time, substantially all of its mortgage loans that are closed and a percentage of the mortgage loans that are not yet closed but for which the interest rate has been established (called "pipeline loans"). Losses on sales of originated mortgage loans may result from changes in interest rates from the time the interest rate on the customer's mortgage loan application is established to the time the Company sells the loan. Such a change in interest rates could result in a loss upon the sale of such loans. In order to hedge this risk and to minimize the effect of interest rate changes on the sale of originated loans, the Company commits to sell mortgage loans to investors for delivery at a future time for a stated price. If an unanticipated change in interest rates occurs, the actual percentage of mortgage loans that close may differ from the projected percentage. The resulting mismatch of commitments to originate loans and commitments to sell loans may have an adverse effect on the results of operations of the Company. A sudden increase in interest rates can cause a lower percentage of mortgage loans to close than projected. To the degree this may not have been anticipated, the Company may not have made commitments to sell these additional loans and consequently may incur significant losses upon their sale, adversely affecting results of operations.

The Company may establish policies that set the benchmarks for forward commitments to deliver loans or mortgage backed securities that are to be maintained against the pipeline of loan commitments made to borrowers. In addition, these policies may stipulate that all closed loans are to be fully hedged with forward commitments; however, it is difficult for the Company to be completely hedged when interest rates rapidly and significantly change.

RESIDENTIAL MORTGAGE LOAN SERVICING RIGHTS

The Company may own residential mortgage loan servicing rights sometime in the future which inherently carry interest rate risk because the total amount of servicing fees earned, as well as the amortization of the investment in the servicing rights, fluctuates based on loan prepayments (affecting the expected average life of a portfolio of residential mortgage servicing rights). The rate of prepayment of mortgage loans may be influenced by changing national and regional economic trends, such as recessions or depressed real estate markets, as well as the difference between interest rates on existing mortgage loans relative to prevailing mortgage rates. During periods of declining interest rates, many borrowers refinance their mortgage loans. Accordingly, prepayments of mortgage loans increase and the loan administration fee income related to the mortgage loan servicing rights corresponding to a mortgage loan ceases as underlying loans are prepaid. Consequently, the market value of portfolios of mortgage loan servicing rights tends to decrease during periods of declining interest rates, since greater prepayments can be expected. The income derived from and the market value of the Company's servicing portfolio, therefore, may be adversely affected during periods of declining interest rates.

FLUCTUATIONS MAY OCCUR IN OPERATING RESULTS DUE TO SEASONALITY AND OTHER FACTORS, ANY OF WHICH MAY AFFECT THE PRICE OF COMMON STOCK, IF IT IS EVER TRADED.

Mortgage origination revenue is subject to seasonal and other fluctuations. Due to these factors, operating results during any given period may suffer, which could result in a reduction in the trading price of common stock if a market ever develops.

Home sales typically peak during the spring and fall seasons and decline in the summer and winter. Operating results may fluctuate significantly as a result of a variety of other factors, many of which are outside the Company's control. These factors include: a decline in residential home buying that decreases the demand for purchase mortgage loans, an increase in interest rates that decreases the demand for refinancing existing mortgage loans; and the number of applications generated through a Web site, if any.

THE COMPANY MAY BE REQUIRED TO REPURCHASE LOANS OR INDEMNIFY INVESTORS IF IT BREACHES REPRESENTATIONS AND WARRANTIES.

When it sells a mortgage loan to a secondary market investor, the Company makes representations and warranties about characteristics of the mortgage loan, the borrower and the underlying property. If it breaches any of these representations and warranties, the Company may be required to repurchase the loan from the investor or indemnify the investor for any damages caused by the breach.

With some loan sales, the Company may be required to return a portion of the premium paid by the investor for the loan if the loan is prepaid within the first year after its sale. If the Company is regularly required to repurchase loans, indemnify investors or return loan premiums, it would have an adverse effect on its financial performance.

LEGAL PROCEEDINGS

The Company at this time is not a party to any lawsuit.

In the ordinary course of its business, the Company may be subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of contract and fiduciary obligations, misrepresentations, errors and omissions of employees, officers and agents of the Company, incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business, including federal and state banking and consumer lending laws. There can be no assurance that any liability with respect to any legal actions that might be instituted in the future, would not be material to the Company's consolidated results of operations, financial condition or cash flows.

POSSIBLE INADEQUACY OF ALLOWANCE FOR LOAN LOSSES

The Company intends to maintain allowances for loan losses at levels considered adequate by management to absorb any anticipated losses. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond the Company's control, and such losses may exceed current estimates. Although management believes that the Company's allowance for loan losses is adequate to absorb any losses on existing loans that may become uncollectible, there can be no assurance that the allowance will prove sufficient to cover actual loan losses on existing loans in the future.

RELIANCE ON SYSTEMS AND CONTROLS

The Company will depend heavily upon its systems and controls, many of which are designed specifically for its business. These systems and controls support the evaluation, acquisition, monitoring, collection and administration of the Company's mortgage loan portfolios. There can be no assurance that the Company can continue to provide the systems and controls on which the Company relies or that the Company's systems and controls, including those specially designed and built for the Company, are adequate or will continue to be adequate to support the Company's growth. A failure of the automated systems, including a failure of data integrity or accuracy, could have a materially adverse effect upon the Company's business and financial condition.

DEPENDENCE ON KEY PERSONNEL

The success of the Company is dependent on the services and efforts of its existing key management personnel; however, each of them has a substantial equity interest in the Company. While the Company believes that it could find replacements for its executive officers, the loss of their services could have an adverse effect on the Company's financial condition or results of operations. The Company may enter into employment agreements with certain of its key management personnel, which agreements could include two-year non-competition provisions. The Company's success and plans for future growth will also depend on its ability to attract and retain additional skilled personnel. There can be no assurance that experienced and qualified management level personnel will be available to the Company in the future on terms satisfactory to the Company. The Company does not maintain key-man life insurance on any of its executive officers.

THE COMPANY MAY NOT BE ABLE TO HIRE AND RETAIN SUFFICIENT TECHNICAL AND SUPPORT PERSONNEL NEEDED TO SUCCEED

The Company's ability to grow and its future success depend on its ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, sales and marketing, customer service and professional personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to successfully attract, assimilate or retain sufficiently qualified personnel. The failure to retain and attract the necessary technical, managerial, sales and marketing, customer service personnel and experienced professionals could have a material adverse effect on the Company's business, financial condition and results of operations.

MARKET ACCEPTANCE BY CUSTOMERS AND SERVICE PROVIDERS AND POTENTIAL AFFILIATES

The Company's proposed revenues will be, derived primarily from fees for services related to the purchase and financing of homes. Therefore, the success and growth of the Company cannot be forecast with confidence and will depend upon the acceptance of the Company's approach by customers and service providers, including realtors, mortgage lenders, mortgage brokers, settlement services providers and homeowner services firms. There can be no assurance of such acceptance generally and, therefore, no assurance that the Company will be able to achieve its plans for growth.

The Company's ability to operate profitably will also depend on its ability to commence loan originations, or acquire origination companies which, in turn, will depend on the Company's ability to significantly expand the number of realtors and loan agents and other parties whom may refer customers to the Company and who offer the Company's services to home buyers and owners. While the Company believes it offers attractive advantages to homebuyers and mortgage brokers, there can be no assurance that providers of homeownership-related services will perceive such advantages to be attractive and thereby offer them to homeowners and buyers. Failure by the Company to acquire mortgage loan origination companies will have a material adverse effect on the Company's business, financial condition and results of operations.

INSURANCE- INSUFFICIENT LIMITS OR LOSS WILL INJURE THE COMPANY

The Company will maintain insurance against personal injury and property damage for each facility. The Company maintains workers compensation insurance on all its employees. The Company will maintain a general liability insurance policy. The Company additionally will maintain a mortgage originator policy with coverage for certain losses resulting from employee dishonesty, theft of warehouse lender collateral, and under or uninsured losses to mortgage interest. This policy will also provide a policy for coverage of professional liability. There can be no assurance that the Company will be able to maintain adequate insurance or that such insurance will provide adequate coverage. In the event of a successful suit against the Company, the lack or insufficiency of insurance coverage would have a materially adverse impact on the business and financial condition of the Company.

CONTROL BY MANAGEMENT AND PRESENT SHAREHOLDERS OF THE COMPANY

Holders of the Company's Common Stock are entitled to one vote per share with no "cumulative" voting rights. Accordingly, the Company's existing management and shareholders own and will have the right to vote a substantial majority of the Company's issued and outstanding shares of Common Stock. They have and will continue to have the ability to control all of the Company's policies, elect its board of directors and appoint its officers by reason of such stock ownership and voting rights.

RELATED PARTY TRANSACTIONS AND POTENTIAL CONFLICTS OF INTEREST

The Company may enter into transactions in the future with officers, directors, and shareholders of the Company. These transactions were not negotiated at "arms length" and in the future may not be negotiated at "arms length" and there may be conflicts with respect to the interpretation and enforcement of any agreement between the Company, its officers, directors, shareholders, and affiliated companies. Any dispute with respect to the interpretation or enforcement of agreements between the Company, its officers, directors, shareholders, and affiliates may not be resolved in favor of the Company.

There can be no assurance that future transactions or arrangements between the Company and its officers, directors, shareholders, and their affiliates will be advantageous to the Company, that conflicts of interest will not arise with respect thereto, or that if conflicts do arise, that they will be resolved in a manner favorable to the Company.

NO ASSURANCE OF PROFITABILITY

The Company has, to date, generated no revenues from operations and there is no assurance that the Company will ever generate revenues or operate profitably.

ABSENCE OF DIVIDENDS

The Company has paid dividends in the past, however, in restructuring the Company to perform acquisitions of other companies it does not anticipate the declaration or payments of any dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions and other factors. An agreement between the Company and its warehouse facility may specifically prohibit the payment of dividends in cash, property or securities. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

Warehouse lines of credit may restrict the ability of the Company to pay dividends. Specifically dividend payment may be prohibited under financing arrangements if the Company is in default under the warehouse agreements or is otherwise not complying with tangible net worth requirements, or it may be prohibited from declaring and paying dividends in excess of net after-tax income earned in any fiscal year, as determined on a fiscal year-to-date basis.

BUSINESS OPERATIONS MAY BE INTERRUPTED BY UNEXPECTED YEAR 2000 PROBLEMS.

Many existing computer systems and software products do not properly recognize dates after December 31, 1999. This Year 2000 problem could result in data corruption, system failures or disruptions of operations. Without operations, the Company is not subject to potential Year 2000 problems affecting products and services, internal systems, and the systems of third parties on whom it relies. The Company believes that the technology underlying its products and services is Year 2000 compliant. However, the Company may discover errors or defects in internal systems that may be unresolvable or that may result in material costs. Internal Year 2000 problems could negatively affect business, operating results and financial condition.

The Company uses third-party equipment, software and content that may not be Year 2000 compliant. The Company does not independently verify Year 2000 compliance. If third parties on whom the Company relies are not Year 2000 compliant, business could be adversely affected later this year.

The failure of a customer or strategic partner subject to the year 2000 to convert its systems on a timely basis or a conversion that is incompatible with the Company's systems could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company has no comprehensive contingency plan to address situations that may result from Year 2000 problems.


RISK FACTORS OF PUBLIC COMPANIES OF THIS TYPE

1. CONFLICTS OF INTEREST. Certain conflicts of interest may exist between the Company and its officers and directors. They have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the Company.

2. NEED FOR ADDITIONAL FINANCING. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

3. REGULATION OF PENNY STOCKS. The Company's securities, in all probability if ever available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

         In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities
Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

         Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

4. LACK OF OPERATING HISTORY. The Company was formed in April 2000 for the purpose of seeking business opportunities in the mortgage business. Due to the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity, The Company must be regarded as a new or start-up venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

5. NO ASSURANCE OF SUCCESS OR PROFITABILITY. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

6. POSSIBLE BUSINESS - NOT IDENTIFIED AND HIGHLY RISKY. The Company has not identified and has no commitments to enter into or acquire a specific business opportunity in the mortgage business and therefore can disclose the risks and hazards of a business or opportunity that it may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity that it may enter into. An investor can expect a potential business opportunity to be quite risky. The Company's acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to the Company and its stockholders if the business or opportunity proves to be unsuccessful. See Item 1 "Description of Business."

7. TYPE OF BUSINESS ACQUIRED. The type of business to be acquired may be one that desires to avoid affecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

8. IMPRACTICABILITY OF EXHAUSTIVE INVESTIGATION. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

9. LACK OF DIVERSIFICATION. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

10. RELIANCE UPON FINANCIAL STATEMENTS. The Company generally will require audited financial statements from companies that it proposes to acquire. Given cases where audited financials are available, the Company will have to rely upon interim period unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and recent interim operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

         Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action would have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

         In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

11. LACK OF CONTINUITY IN MANAGEMENT. The Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign subject to compliance with Section 14f of the Securities Exchange Act of 1934. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

12. INDEMNIFICATION OF OFFICERS AND DIRECTORS. Nevada Statutes provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

13. DIRECTOR'S LIABILITY LIMITED. Nevada Statutes exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

14. DEPENDENCE UPON OUTSIDE ADVISORS. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

15. LEVERAGED TRANSACTIONS. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

16. COMPETITION FOR BUSINESS. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

17. NO FORESEEABLE DIVIDENDS. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

18. LOSS OF CONTROL BY PRESENT MANAGEMENT AND STOCKHOLDERS. The Company may consider an acquisition or multiple acquisitions in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Company's major shareholders could sell control blocks of stock at a premium price to the acquired company's stockholders.

19. NO PUBLIC MARKET EXISTS. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

20. RULE 144 SALES. All of the outstanding shares of Common Stock held by present officers, directors, and stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. Nonaffiliate shareholders who have held their shares for under Rule 144(K) two years are eligible to have freely tradable shares. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. All shares become available for resale (subject to volume limitations for affiliates) under Rule 144, one year after date of purchase subject to applicable volume restrictions under the Rule.

21. BLUE SKY CONSIDERATIONS. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not under any circumstances allow the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

22. BLUE SKY RESTRICTIONS. Many states have enacted statutes or rules which restrict or prohibit the sale of securities of "Blank Check" companies to residents so long as they remain without specific business companies. To the extent any current shareholders or subsequent purchaser from a shareholder may reside in a state which restricts or prohibits resale of shares in a "Blank Check" company, warning is hereby given that the shares may be "restricted" from resale as long as the company is a shell company.

In the event of a violation of state laws regarding resale of "Blank Check" shares the Company could be liable for civil and criminal penalties which would be a substantial impairment to the Company. At date of this registration statement, all shareholders' shares bear a "restrictive legend," and the Company will examine each shareholders' resident state laws at the time of any proposed resale of shares now outstanding to attempt to avoid any inadvertent breach of state laws.

ITEM  2.  MANAGEMENT'S   DISCUSSION  AND  ANALYSIS  OF  OPERATIONS  OR  PLAN  OF
OPERATIONS.

Liquidity and Capital Resources

The Company remains in the development stage and, since inception, has experienced significant liquidity problems and has no capital resources or stockholder's equity. The Company has current assets in the form of cash of $100 and total assets of $2,000 and no current liabilities. The cash assets will not satisfy cash requirements for the company within the next twelve months. In the event additional cash is required the company may have to borrow funds from shareholders or other sources, or seek funds from a private placement among new investors, none of which can be assured.

The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its lack of liquidity and capital resources will impair the consummation of a business combination or whether it will incur further operating losses through any business entity which the Company may eventually acquire.

During the period from April 17, 2000 (inception) through May 1, 2000 the Company has engaged in no significant operations other than organizational activities, acquisition of minimal capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended and a limited venture into offering consulting services to clients seeking debt or equity financing for start-up ventures. No revenues were received by the Company during this period. The Company has incurred operating expenses since inception of $2,543. Loss on operations was ($675) through May 1, 2000. Such losses will continue unless revenues and business can be acquired by the Company. There is no assurance that revenues or profitability will ever be achieved by the Company.

Results of Operations period ended May 1, 2000 compared to 1999

The Company had no revenues in period from inception (April 17, 2000) to May 1, 2000. The Company incurred $675 in expenses to May 1, 2000 as compared to no expenses in any prior year.

The net operating loss from inception to May 1, 2000 as a result of organizational costs and expenses was ($675).

For the current fiscal year, the Company anticipates incurring a loss as a result of legal and accounting expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than interest income, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing

The Company does not have capital sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. The Company will have to seek loans or equity placements to cover such cash needs. In the event the Company is able to complete a business combination during this period, lack of its existing capital may be a sufficient impediment to prevent it from accomplishing the goal of completing a business combination. There is no assurance, however, that without funds it will ultimately allow registrant to complete a business combination. Once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses as they may be incurred.

Irrespective of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

Year 2000 Issues

Year 2000 problems result primarily from the inability of some computer software to property store, recall, or use data after December 31, 1999. These problems may affect many computers and other devices that contain embedded computer chips. The Company has no operations, and does not rely on information technology (IT) systems. Accordingly, the Company does not believe it will be materially affected by Year 2000 problems.

The Company relies on non-IT systems that may suffer from Year 2000 problems, including telephone systems and facsimile and other office machines. Moreover, the Company relies on third-parties that may suffer from Year 2000 problems that could affect the Company's operations, including banks, companies in the mortgage and real estate industries, and utilities. In light of the Company's minimal operations, the Company does not believe that such non-IT systems or third-party Year 2000 problems will affect the Company in a manner that is different or more substantial than such problems affect other similarly situated companies or industry generally. Consequently, the Company does not currently intend to conduct a readiness assessment of Year 2000 problems or to develop a detailed contingency plan with respect to Year 2000 problems that may affect the Company.

Item 3.  Description of Property.

The Company has no property. The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 234 Columbine, Suite 300B, Denver CO 80206. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.


MANAGEMENT AND 5% OR GREATER                                   NUMBER OF SHARES          OWNERSHIP
SHAREHOLDERS/BENEFICIAL OWNERS                                                           PERCENTAGE
- -------------------------------------------------------------- ------------------------- --------------------
Bernard Pracko, President and CEO                                     15,000,000       80.3%
Gaylen Hansen, Chief Financial Officer                                         0          0%
M.A. Littman                                                          3,675,000        19.7%


All directors and executive                                           15,000,000       80.3%
officers as a group (2 persons)


Each principal shareholder has sole investment power and sole voting power over the shares owned.

Possible change in control

In the event of a purchase of control by other persons, or a merger, the shareholders and management listed above will no longer own the percentages set forth above, and shareholders may be subject to decisions by the new control parties to which they may not assent.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers currently serving the Company are as follows:

Name                              Position Held              Tenure
- -----------------------------------------------------------------------------
Bernard Pracko                    President and Director     Annual
Gaylen Hansen                     CFO, Secretary, Treasurer
                                  And Director               Annual

The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The directors and officers of the Company will devote such time to the Company's affairs on an "as needed" basis, but less than 20 hours per month. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

Biographical Information

Bernard F. Pracko, II, age 55, entered Investment Real Estate Brokerage in 1984 in Arizona where he also held a mortgage broker's license. He worked with Grubb

& Ellis Investment Division in Phoenix, Arizona, where he compiled and presented investment packages to investors on properties of $2MM to $20MM up to 1986. In 1994 he formed Cypress Mortgage, Inc. the operating dba of Fayber Associates, Inc. operating as President and Director and overseeing loan originators, loan processors, investor relations, officer personnel, company policy making, internet web site, internal systems design, financial affairs, negotiation of legal agreements for broker and correspondent investor relationships. He obtained a BA at the University of Colorado in 1970 and an MA from Peace Theological Seminary in 1997. He is a licensed real estate broker in Arizona and Colorado. He has been a Member of Colorado Association of Mortgage Brokers since 1994. He also serves on the legislative committee of the Colorado Association of Mortgage Brokers.

Gaylen R. Hansen, age 49, is a partner with the CPA firm of Oatley Bystrom & Hansen. He is also currently a member and Chairman of the Colorado Securities Board. From 1993 to 1998, he was self-employed as a Certified Public Accountant. From 1987 to 1993, he was a partner with Jerome W. Karsh & Co. From 1983 to 1987, he was a Senior Manager with Price Waterhouse. At Arthur Andersen & Co., from 1976 to 1983, he was an audit manager. His affiliations include the State of Colorado - Securities Board, member and Chairman, American Institute of Certified Public Accountants (AICPA), and Colorado Society of Certified Public Accountants. Mr. Hansen graduated with a Bachelors degree in business administration from California State Polytechic University, Pomona in 1975 and was awarded a Master of Business Administration from California State University, Fullerton in 1977.

Management will devote minimal time to the operations of the Company, and any time spent will be devoted to screening and assessing and, if warranted, negotiating to acquire business opportunities.

None of the Company's officers and/or directors currently receives any compensation for their respective services rendered to the Company, however at the inception of the company one received stock compensation. Further compensation of any officer or director is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of filing this report, the Company has no funds available to pay officers or directors. Further, none of the officers or directors is accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the company for the benefit of its employees.

It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors were offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction would not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted Common Stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of filing this report, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

Conflicts of Interest - General.

Certain of the officers and directors of the Company may be directors and/or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers or directors, or in which they or their family members own or hold a controlling ownership interest. Although the Board of Directors could elect to change this policy, the Board of Directors has no present intention to do so. In addition, if the Company and other companies with which the Company's officers and directors are affiliated both desire to take advantage of a potential business opportunity, then the Board of Directors has agreed that said opportunity should be available to each such company in the order in which such companies registered or became current in the filing of annual reports under the Exchange Act subsequent to January 1, 1999.

The Company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by the Company's officers and directors which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to the Company's officers and directors to acquire their shares creates a potential conflict of interest for them in satisfying their fiduciary duties to the Company and its other shareholders. Even though such a sale could result in a substantial profit to them, they would be legally required to make the decision based upon the best interests of the Company and the Company's other shareholders, rather than their own personal pecuniary benefit.

Item 6.  Executive Compensation.


                                     SUMMARY COMPENSATION TABLE OF EXECUTIVES

                                            Annual Compensation                         Awards
- ------------------------ ------------ -------------- ------------ ----------------------- -------------------- ------------------
Name and Principal       Year         Salary ($)     Bonus ($)    Other Annual            Restricted Stock     Securities
Position                                                          Compensation ($)        Award(s)             Underlying Options/
                                                                                          ($)                  SARs (#)

- ------------------------ ------------ -------------- ------------ ----------------------- -------------------- -------------------
Bernard Pracko,
President                2000         0              0            0                       0 * (see             0
                                                                                          below)
- ------------------------ ------------ -------------- ------------ ----------------------- -------------------- -------------------
Gaylen Hansen,
Secretary                2000         0              0            0                       0                    0
- ------------------------ ------------ -------------- ------------ ----------------------- -------------------- -------------------




                                                  Directors' Compensation

Name                      Annual        Meeting   Consulting        Number             Number of
                          Retainer      Fees      Fees/Other        of                 Securities
                          Fee ($) ($)             Fees ($)          Shares             Underlying
                                                                    (#)                Options
                                                                                       SARs (#)

- -------------------------------------------------------------------------------------------------------
A. Director                0              0            0               0*                0
   Bernard Pracko

B. Director
   Gaylen Hansen           0              0            0               0                 0



*15,000,000 shares issued to founding director for cash of $1,500.

Option/SAR Grants Table (None)

Aggregated  Option/SAR  Exercises in Last Fiscal Year an FY-End Option/SAR value
(None)

Long Term Incentive Plans - Awards in Last Fiscal Year (None)

No officer or director has received any other remuneration in the two year period prior to the filing of this registration statement, except as defined in Certain Transactions, Item 7, immediately following. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7. Certain Relationships and Related Transactions.

The Company issued to its founders, Bernard Pracko and Michael A. Littman a total of 18,675,000 shares of Common Stock for cash of a total of $1,868 and $307 in services. Certificates evidencing the Common Stock issued by the Company to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders by the Company. For additional information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such Common Stock, see "Risk Factors - Rule 144 Sales."

The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party or affiliate for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

The Company maintains a mailing address at the office of its President, Bernard Pracko, but otherwise does not maintain an office. As a result, it pays no rent and incurs no expenses for maintenance of an office and does not anticipate paying rent or incurring office expenses in the future. It is likely that the Company will establish and maintain an office after completion of a business combination.

Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.  Description of Securities.

Common Stock

The Company's Articles of Incorporation authorize the issuance of 75,000,000 shares of Common Stock $.0001 par value. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

As of December 1, 1999 a total of 18,675,000 common shares were issued and outstanding.

Preferred Stock

The Company's Articles of Incorporation authorize the issuance of 25,000,000 shares of Preferred Stock. The Board of Directors of the Company is authorized to issue the Preferred Stock from time to time in classes and series and is further authorized to establish such classes and series to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each class or series, and to allow for the conversion of Preferred Stock into Common Stock. No Preferred Stock has been issued by the Company. Preferred Stock may be utilized in making acquisitions.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Shareholders

Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

No shareholder has entered into or delivered any lock up agreement or letter agreement regarding their shares or options thereon. Under Nevada laws, no lock up agreement is required regarding the Company's shares as it might relate to an acquisition.

Transfer Agent

The Company transfer agent is Mountain Share Transfer, Inc., 1625 Abilene Drive, Broomfield, CO 80020.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934.

                                     PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters

The Company's shares of common stock have never traded on the Over-the Counter Bulletin Board or in "Pink Sheets". There have never been any quotes for the shares.

At May 1, 2000 there were 2 holders of record of the Company's common stock. The Board of Directors does not anticipate paying dividends at anytime in the foreseeable future.

Item 2.  Legal Proceedings

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to any litigation.

Item 3.  Changes in and Disagreements with Accountants.

         None.


Item 4.  Recent Sales of Unregistered Securities.

Since April 17, 2000 (the date of the Company's formation), the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:


Purchaser             Date of Purchase   Shares             Consideration        Purchase Price     Price Per Share
- --------------------- ------------------ ------------------ -------------------- ------------------ ----------------
Bernard Pracko        April 2000         15,000,000         Cash                 $2,000             $.0001

M.A. Littman          April 2000          3,675,000         Cash and services    $675               $.0001


Each of the sales listed above was made for cash and services as listed. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended. Based upon Subscription Agreements completed by each of the subscribers, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

Item 5.  Indemnification of Directors and Officers

The Nevada Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                                   SIGNATURES:

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  December 9, 1999

                                            Fayber Group, Inc.



                                            by: /s/Bernard Pracko
                                                ---------------------------
                                                Bernard Pracko, President


                                            by: /s/Gaylen Hansen
                                                ---------------------------
                                                Gaylen Hansen, Secretary


                                            Directors:


                                             by:/s/Bernard Pracko
                                                ---------------------------
                                                Director



                                             by:/s/Gaylen Hansen
                                                ---------------------------
                                                Director

                                              Fayber Group, Inc.
                                         (A Development Stage Company)

                                             Financial Statements

                                                  May 1, 2000

                                    CONTENTS
                                    --------




                                                                     Page
                                                                     ----


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                             F-1

BALANCE SHEET                                                        F-2

STATEMENT OF OPERATIONS                                              F-3

STATEMENT OF STOCKHOLDERS' EQUITY                                    F-4

STATEMENT OF CASH FLOWS                                              F-5

NOTES TO FINANCIAL STATEMENTS                                        F-6 TO F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


                                 COMISKEY & CO.
                                789 Huron Street
                                   Suite 440
                                Denver, CO 80203


The Board of Directors and Stockholders of
Fayber Group, Inc.


We have audited the accompanying balance sheet of Fayber Group, Inc. (a development stage company) as of May 1, 2000, and the related statements of operations, stockholders' equity, and cash flows for the initial period from inception (April 17, 2000) to May 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fayber Group, Inc. as of May 1, 2000, and the results of its operations and cash flows for the initial period then ended in conformity with generally accepted accounting principles.


Denver, Colorado
June 2, 2000
                                                       /s/Comiskey & Co.
                                                       PROFESSIONAL CORPORATION

                               Fayber Group, Inc.
                         (A Development Stage Company)
                                 BALANCE SHEET
                                  May 1, 2000


ASSETS                                                                                    May 1,
                                                                                          2000
                                                                                          ----

CURRENT ASSETS
    Cash and cash equivalents                                                               $ 1,500
                                                                                            -------

       TOTAL ASSETS                                                                         $ 1,500
                                                                                            =======



    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                                                            307
                                                                                             ------

       Total current liabilities                                                                307

STOCKHOLDERS' EQUITY
    Preferred stock, $.0001 par value; 25,000,000
       shares authorized; no shares issued
       and outstanding                                                                             -
    Common stock, $.0001 par value; 75,000,000
       shares authorized; 18,675,000 shares issued and
       outstanding                                                                            1,868
    Additional paid-in capital                                                                     -
    Deficit accumulated during the development
       stage                                                                                   (675)
                                                                                             -------

                                                                                              1,193

       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                           $ 1,500
                                                                                             =======

    The accompanying notes are an integral part of the financial statements.


                               Fayber Group, Inc.
                         (A Development Stage Compnay)
                            STATEMENT OF OPERATIONS
         For the period from inception (April 17, 2000) to May 1, 2000





REVENUES                                                                                     $    -
                                                                                               -----
EXPENSES
    Selling, general and administrative                                                         675
                                                                                               -----

       Total expenses                                                                           675
                                                                                               -----

NET LOSS                                                                                       (675)

Accumulated deficit

    Balance, beginning of period                                                                  -
                                                                                                  -

    Balance, end of period                                                                   $ (675)
                                                                                              =======

NET LOSS PER SHARE                                                                           $ (NIL)
                                                                                              =======

WEIGHTED AVERAGE NUMBER OF
       SHARES OUTSTANDING                                                                 18,675,000
                                                                                          ==========


    The accompanying notes are an integral part of the financial statements.
                                      F-3

                                                                          Deficit
                                                                        accumulated
                                    Common stock           Additional    during the      Total
                               Number of                    paid-in     development   stockholders'
                                shares        Amount        capital        stage        equity
                                ------        ------        -------        -----        ------

Common stock issued
    for cash, and expenses
    paid by shareholders
    May 1, 2000
    at $0.0001 per share        18,675,000       $ 1,868           $ -          $    -       $ 1,868

Net loss for the year ended
    May 1, 2000                          -             -             -           (675)          (675)
                                 --------       --------           -------       ------        ------
Balance, May 1, 2000            18,675,000       $ 1,868           $ -          $(675)       $ 1,193
                                ==========      ========           =======       =======       =======


    The accompanying notes are an integral part of the financial statements.

                               Fayber Group, Inc.
                         (A Development Stage Company)
                            STATEMENT OF CASH FLOWS


                                                                                   For the period
                                                                                   from inception
                                                                                  (April 17, 2000)
                                                                                   to May 1, 2000
                                                                                   --------------


 CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                                                                 $  (675)
     Adjustments to reconcile
        net loss to net cash used
        by operating activities:
     Increase in accounts payable                                                                 307
                                                                                                -----

             Net cash flows from operating activities                                            (368)

 CASH FLOWS FROM INVESTING ACTIVITIES                                                               -

 CASH FLOWS FROM FINANCING ACTIVITIES
     Issuance of common stock for expenses paid by shareholders                                   368
     Issuance of common stock for cash                                                          1,500
                                                                                                -----

             Net cash flows from financing activities                                           1,868
                                                                                                -----

 NET INCREASE (DECREASE) IN CASH
        AND CASH EQUIVALENTS                                                                    1,500

 CASH AND CASH EQUIVALENTS,
        BEGINNING OF PERIOD                                                                        -
                                                                                                   -

 CASH AND CASH EQUIVALENTS,
        END OF PERIOD                                                                         $ 1,500

                                                                                              =======


    The accompanying notes are an integral part of the financial statements.
                                      F-5

                               Fayber Group, Inc.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                   May 1, 2000



1.  Summary of Significant Accounting Policies
    ------------------------------------------

    Development Stage Company
    -------------------------

    Fayber Group, Inc. (a development stage company) (the "Company") was incorporated under the laws of the State of Nevada on April 17, 2000. The principal office of the corporation is 234 East Columbine, Suite 300B, Denver, Colorado 80206.

    The Company was formed as a holding company for mortgage broker subsidiaries, which it plans to acquire in the future. The Company has no operations of mortgage broker businesses as of the date of the financial statements. The Company's current business plan is to seek, investigate, and, if warranted, acquire one or more mortgage broker businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has limited capital, and it is unlikely that the Company will be able to take advantage of possible purchases which require cash. The Company intends to seek opportunities demonstrating the potential of profitable long term revenues.

    Accounting Method
    -----------------
    The Company records income and expenses on the accrual method.

    Fiscal Year
    -----------
    The board of directors shall establish the fiscal year of the corporation.

    Loss per Share
    Loss per share was computed using the weighted average number of shares outstanding during the period. Shares issued to insiders in anticipation of a public offering have been accounted for as outstanding since inception.

    Financial Instruments
    ---------------------

    Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amount.

    Organization Costs
    ------------------

    Costs to incorporate the Company were expensed as incurred.

    Statement of Cash Flows
    -----------------------

    For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

    Use of Estimates
    ----------------

    The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that effect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.
                                      F-6

    ------------------------------------------------------

    Consideration of Other Comprehensive Income Items
    -------------------------------------------------

    SFAF 130 - Reporting Comprehensive Income, requires companies to present comprehensive income (consisting primarily of net income plus other direct equity changes and credits) and its components as part of the basic financial statements. For the initial period ended May 1, 2000, the Company's financial statements do not contain any changes in equity that are required to be reported separately in comprehensive income.

    Stock Basis
    -----------
    Shares of common stock issued for other than cash have been assigned amounts equivalent to the fair value of the service or assets received in exchange.

2.  Stockholders' Equity
    --------------------

    Preferred Stock
    ---------------
    As of May 1, 2000, 25,000,000 shares of the Company's $0.0001 par value preferred stock had been authorized, of which no shares were issued and outstanding.

    Common Stock
    ------------
    As of May 1, 2000, 75,000,000 shares of the Company's $0.0001 par value common stock had been authorized, of which 18,675,000 were issued and outstanding.

3.  Related Party Transactions
    --------------------------

    As of the date hereof, the President is the owner of 15,000,000 shares of the Company's issued and outstanding common stock, constituting approximately 80.3% of the Company's issued and outstanding common stock. The shares were issued for total cash of $1,500 ($0.0001 per share).

     As of the date hereof, the legal counsel to the company is the owner of 3,675,000 shares of the Company's issued and outstanding common stock, constituting approximately 19.7% of the Company's issued and outstanding common stock. The shares were issued for expenses paid by a shareholder on behalf of the Company totaling at $368 ($0.0001 per share).

     Officers and directors are reimbursed for all out-of-pocket expenses. F-7